

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Robert J. Conway
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803

      Re: DSI Realty Income Funds as detailed below
                  Forms 10-K for the year ended December 31, 2009

Dear Mr. Conway:

This letter relates to Forms 10-K for the following registrants: DSI Realty Income Fund VI (File No. 002-68926), DSI Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty Income Fund X (File No. 000-15346) and DSI Realty Income Fund XI (File No. 000-18286) which are collectively the "DSI Realty Income Funds".

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to our comments, we may have additional comments.

Form 10-Ks of the DSI Realty Income Funds for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm

1. Supplementally, please confirm that you obtained a manually signed audit report from your auditors with an opinion date of March 31, 2010. The date of the audit report within the filing shows as March 31, 2009 which appears to be an administrative error.

Exhibits 31 and 32

2. We note that Robert J. Conway signed these exhibits as chief executive officer of the general partner of the registrants and that Richard P. Conway signed these exhibits as chief financial officer of the general partner of the registrants. Please amend your filings on Form 10-K to correct the inconsistencies of your position designations in light of the fact that Robert J. Conway signed the Form 10-K signature page as Chief Executive Officer and Chief Financial Officer and in light of the fact that his bio information included within the filing only bestows the title of Chief Financial Officer. Likewise, Richard P. Conway did not sign the Form 10-K signature page and is not provided a biographical disclosure within the Form 10-K filing. Finally, please apply this comment to Form 10-Q filings, as appropriate.

Financial Statements for DSI Realty Income Fund XI

Consolidated Balance Sheet

3. We note that you have allocated a portion of net income to noncontrolling interest. Explain to us where you have classified noncontrolling interests on your consolidated balance sheets. Revise your financial statements if necessary.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules required. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide written statements from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant